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                                                                  Exhibit 99.1


   SENIOR MANAGERS, PARK AVENUE EQUITY PARTNERS AND VESTAR CAPITAL PARTNERS
          AGREE TO ACQUIRE SUNRISE MEDICAL, INC. FOR $10.00 PER SHARE


Carlsbad, CA -October 17, 2000 -Sunrise Medical, Inc. (NYSE: SMD) announced today the signing of a definitive merger agreement that provides for the acquisition of the Company for $10.00 per share in cash by an investor group that includes current President and CEO Michael N. Hammes and other senior managers of the Company and affiliates of Park Avenue Equity Partners and Vestar Capital Partners.

     Under the terms of the agreement, a corporation recently formed by the investor group will make a tender offer to purchase all currently outstanding shares of common stock of Sunrise Medical at a price of $10.00 per share in cash. The offer price represents a premium of approximately 79% over the average per share closing price of Sunrise Medical's common stock during the past 60 trading days.

     The agreement was approved unanimously by Sunrise Medical's Board of Directors based on the unanimous recommendation of a Special Committee of the Board composed solely of outside Directors. The Special Committee was advised by Deutsche Banc Alex. Brown (which identifies the U.S. investment banking activities of DB Alex. Brown LLC, formerly BT Alex. Brown, Inc., and Deutsche Bank Securities, Inc. which are indirect subsidiaries of Deutsche Bank AG) and Batchelder & Partners, Inc., each of which delivered an opinion that the transaction is fair from a financial point of view to Sunrise Medical's stockholders.

     Bankers Trust Company, a wholly-owned subsidiary of Deutsche Bank AG, the Company's existing lender, has committed, subject to customary conditions, to provide $215 million in bank debt and $40 million in subordinated debt financing to fund the acquisition, refinance existing indebtedness and for general corporate purposes. Affiliates of Park Avenue Equity Partners and Vestar Capital Partners have committed, subject to customary conditions, to provide the remaining funds necessary to complete the transaction.

     The offer is conditioned on the tender of a sufficient number of shares to give the investor group ownership of at least a majority of the outstanding shares of common stock of the Company on a fully diluted basis, the availability of the financing necessary to complete the transaction, and other customary conditions and regulatory approvals.



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     Bill Mayer, Park Avenue's senior partner said, "We are excited by the prospect of becoming partners with Sunrise Medical and Vestar. We are impressed with Mike Hammes and his team at Sunrise Medical, and look forward to supporting Sunrise Medical and its management."

     Jim Elrod, a managing director of Vestar Capital Partners, said, "Sunrise Medical is a leading worldwide manufacturer and marketer of high quality medical equipment. The company's focus on providing high value-added products through superior design and innovation has resulted in a tremendous franchise with well-recognized brand names. We are extremely pleased to be joining with the management team of Sunrise Medical, and with Bill Mayer, an old friend from First Boston, and his team at Park Avenue, in making this long-term investment."

     The tender offer, which is expected to commence within 10 business days and remain open initially for 20 business days, unless extended, will be followed by a second step merger in which those shares not tendered will be converted into the right to receive the same $10.00 per share in cash. Following completion of the tender offer, the investor group will be entitled to designate a majority of the Board of Directors of Sunrise Medical. If 90% of the outstanding shares of Sunrise Medical common stock are tendered and purchased pursuant to the offer, the second step merger can be completed thereafter without a vote or meeting of the Company's stockholders.

     Since its founding in 1983, Sunrise Medical Inc. has grown to become one of the world's largest manufacturers of homecare, extended care and assistive technology products. Sunrise Medical had sales of $644 million in fiscal 2000. From its corporate headquarters in Carlsbad, California, Sunrise Medical management oversees a global enterprise with 4,400 associates, 12 factories in North America and Europe, and Company-owned distribution organizations in 15 countries. Sunrise Medical products are sold in more than 100 countries around the world, with non-U.S. customers accounting for 44% of Company sales. The Company's stock is traded on the New York Stock Exchange (Ticker Symbol: SMD). More information about the company is available at http://www.sunrisemedical.com.

     Park Avenue Equity Partners is a private equity fund specializing in middle-market management buyouts and growth capital investments. Park Avenue's focus is oriented towards partnering with companies that have valuations between $50 million and $250 million. Park Avenue is an active partner with management in building the value of its companies. Park Avenue invests in a broad spectrum of industries throughout North America.

     Vestar Capital Partners is a leading investment firm specializing in management buyouts, recapitalizations and growth capital investments. Vestar invests, as partners with management teams, in high quality, middle market companies. Vestar's investment strategy is targeted toward companies with

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valuations in the $200 million to $2 billion range, encouraging their growth and development in a highly entrepreneurial and rewarding environment. Since the firm's founding in 1988, Vestar has completed over thirty investments in companies with a total value exceeding $10 billion. These companies have varied in size and geography, and span industries ranging from traditional industrial and consumer products to higher growth telecommunications, media and healthcare services companies. Vestar currently manages a committed equity capital pool of approximately $4 billion. Vestar has offices in New York City, Denver and Paris, France. More information about Vestar is available at http://www.vestarcapital.com

     This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statement.

     Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as future market and economic conditions, the behavior of other market participants and the actions of government regulators. These risk factors are detailed in Sunrise Medical's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Sunrise Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

     Sunrise Medical stockholders are advised to read the tender offer statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission.

     The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all stockholders of Sunrise Medical at no expense to them, by contacting the information agent, Mackenzie Partners, Inc. Stockholders please call (212) 929-5500 (collect) or (800) 322-2885 or email to: proxy@mackenziepartners.com. These document will also be available at no charge at the SEC's website at www.sec.gov.

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